Exhibit 99.2

Execution Version

THIS AURIZONA ROYALTY AGREEMENT dated as of the 7th day of May, 2015 (the “Execution Date”).

AMONG:

LUNA GOLD CORP., a corporation incorporated and existing under the laws of Canada

(the “Royalty Payor”)

- and -

MINERACAO AURIZONA S.A., a corporation incorporated and existing under the laws of Brazil

(“MASA”)

- and -

SANDSTORM GOLD (CANADA) LTD., a corporation incorporated and existing under the laws of the Province of British Columbia (formerly Sandstorm Resources Canada Ltd.)

(the “Royalty Holder”)

WHEREAS the Royalty Payor indirectly owns or has direction and control over 100% of the issued shares of MASA;

AND WHEREAS the Royalty Payor has represented and warranted to the Royalty Holder that MASA is the owner of a 100% undivided interest in the gold deposit located in, under or upon the Property (hereinafter defined) known as the Aurizona Project;

AND WHEREAS the property on which the Aurizona Project is located is comprised of three exploration licenses and one mining concession as more particularly described in Schedule “A” attached hereto (collectively, the “Aurizona Project Property”). For clarity, for the purposes of this Agreement, the “Aurizona Project Property” shall include any and all renewals, extensions, replacements and graduations of the said exploration licences and mining concession, all as more particularly described in Schedule “A”;

AND WHEREAS the Royalty Payor, the Royalty Holder, MASA and Sandstorm Gold Ltd. (“Sandstorm”) are parties to a purchase and sale agreement dated as of May 15, 2009 (the “Purchase and Sale Agreement”);

AND WHEREAS Sandstorm and the Royalty Payor executed and delivered a binding letter of intent dated as of March 19, 2015 (the “Letter of Intent”), pursuant to which, among other things, subject to certain terms and conditions as more particularly set forth in the Letter of Intent, the Royalty Holder, a wholly-owned subsidiary of Sandstorm, agreed to complete a restructuring with the Royalty Payor (the “Restructuring”);

AND WHEREAS the Restructuring, as more particularly described in the Letter of Intent, consists of: (i) the termination of the Purchase and Sale Agreement and, as compensation for the damages suffered by the Royalty Holder arising from such termination; the execution and delivery of two royalty agreements (one being entitled the “Aurizona Royalty Agreement” and the other being entitled the “Aurizona Greenfields Royalty Agreement”) and a debenture from the Royalty Payor to the Royalty Holder (the “Debenture”); and (ii) an amended and restated loan agreement (the “Loan Agreement”) among the Royalty Payor, Sandstorm, MASA, and Aurizona Goldfields Corporation (“Aurizona”). Both MASA and Aurizona are wholly-owned subsidiaries of the Royalty Payor;

AND WHEREAS contemporaneous herewith, the Termination Agreement was executed and delivered;

AND WHEREAS the completion of the Restructuring is conditional upon, as set forth in the Termination Agreement, among other things, the Royalty Payor completing, after the signing of the Termination Agreement, and prior to June 30, 2015 (the “Restructuring Effective Date”), an equity raise for minimum gross proceeds of CDN$20.0 million (the “Equity Raise”), which condition may be waived in whole or in part by the Royalty Holder and/or Sandstorm;

AND WHEREAS the grant of the Royalty as contained herein shall become effective as of the Effective Date set forth in the Termination Agreement, which shall be the “Royalty Effective Date” for the purposes of this Agreement and which, for greater certainty and without limitation, shall be the Stockpile Processing Termination Date, which at the latest, shall be September 30, 2015 (so long as the conditions set forth in section 1.1(a) of the Termination Agreement have been satisfied (or waived by the Royalty Holder and Sandstorm) and the condition set forth in section 1.1(b) of the Termination Agreement has been satisfied);

AND WHEREAS the Royalty Payor and MASA have secured their obligations under and in respect of the Purchase and Sale Agreement by executing and delivering certain security to and in favour of the Royalty Holder. As provided in the Letter of Intent and in this Agreement, the Royalty Payor and MASA have agreed to secure their obligations under this Agreement by executing and delivering certain newly granted security which forms a part of the Project Charges to collateralize the payment and performance obligations of the Royalty Payor as well as MASA under this Agreement, subject to the terms and conditions of the Intercreditor Agreement (as defined below), to the extent such Intercreditor Agreement is in force;

AND WHEREAS MASA executes and delivers this Agreement to provide a guarantee to and in favour of the Royalty Holder with respect to the covenants, obligations and indemnifications of the Royalty Payor set forth in this Agreement;

AND WHEREAS given all of the foregoing, the Parties are therefore desirous of executing and delivering this Agreement, all on and subject to the terms and conditions herein contained;

AND WHEREAS capitalized terms when used in these preambles shall have the respective meanings set forth in Article 1;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties mutually agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless otherwise provided:

“Additional Amounts” has the meaning set forth in section 3.7;

“Affiliate” means with respect to a Person, any other Person that directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with, the subject Person;

“Agreement” means this Aurizona Royalty Agreement;

“Agreement Notice” has the meaning set forth in section 11.9;

“Allowable Deductions” means, all costs, charges, deductions and expenses paid or incurred by the Royalty Payor or its Affiliates for or with respect to Products, comprising only third party charges for treatment in smelting and refining and for transportation to the smelter or refinery, all in a manner that is consistent with the historical costs, charges, deductions and expenses incurred by the Royalty Payor and its Affiliates, as more particularly set forth on Schedule “C”, which Schedule has been prepared by the Royalty Payor. For clarity, the transportation costs currently include handling, assaying, weighing, sampling, insurance, umpire and representation fees and costs, including without limitation, metal losses, and other processor deductions, all as depicted in Schedule “C”. Allowable Deductions will only include charges that meet the above mentioned criteria, that have been paid to arm’s length Persons and that were incurred at facilities offsite. Notwithstanding the foregoing, the Allowable Deductions shall be limited to an amount equal to a maximum of 5% of the value of what the applicable Royalty payment would have been had no Allowable Deductions been made. There will be no Allowable Deductions from Gross Proceeds received as a result of a Loss;

“Annual Report” means a written report, in relation to any calendar year, detailing:

(i)	the number of ounces, pounds or tonnes of Products (on a Product by Product basis) produced from the Aurizona Project Property, on a Month by Month basis, in the applicable calendar year as well as tonnes mined, average grade mined, head grade of milled Products and metallurgical recoveries in the applicable calendar year;

(ii)	if applicable, the names and addresses of each Offtaker to which the Products (on a Product by Product basis) referred to in subsection (i) was delivered;

(iii)	the Gross Proceeds, the Allowable Deductions which were applied against the Gross Proceeds and the Net Smelter Returns for the Products (on a Product by Product basis) which have resulted or which are estimated to result from the Products referred to in subsection (i), on a Month by Month basis;

(iv)	the amount of the Royalty which has been paid to the Royalty Holder with respect to the Products referred to in subsection (i) on a Month by Month basis, in accordance with the provisions of this Agreement;

(v)	an updated mine operating and development plan and/or budget which includes updated reserves and resources, forecasted production during the upcoming annual period and/or any planned drilling and exploration activities within the Aurizona Project Property during the upcoming annual period; and

(vi)	to the extent that these are prepared by management of MASA or its Affiliates, a summary of the status of any and all material permit and permit applications made in the relevant calendar year with respect to the Aurizona Project Property and any development or construction and development budgets and plans, capital spending plans and mining operations to be conducted thereon during the upcoming annual period;

“Annual Report Dispute Notice” has the meaning set forth in section 3.11(a);

“Aurizona” has the meaning set forth in the preambles;

“Aurizona Project Property” has the meaning set forth in the preambles;

“Aurizona Greenfields Royalty Agreement” means the Royalty Agreement dated as of even date, among the Royalty Payor, MASA and the Royalty Holder;

“BCICAC” has the meaning set forth in section 8.2;

“Business Day” means a day that is not a Saturday, Sunday or any other day which is a statutory holiday or a bank holiday in the place where an act is to be performed or a payment is to be made;

“Cash Equivalent” has the meaning set forth in section 2.6(d)(i);

“Confidential Information” has the meaning set forth in section 11.2;

“Control” or “Controlled” means, when used as a verb:

(i)	with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of the entity through the legal or beneficial ownership of voting securities or the right to appoint managers, directors or corporate management or by contract, operating agreement, voting trust or otherwise;

(ii)	with respect to a natural person, the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and

(iii)	when used as a noun, an interest that gives the holder the ability to exercise any of the powers described in subsections (i) and (ii) of this definition;

“Damages Amount” means the sum of US$30.0 million which the Parties agree reflects (together with the US$10.0 million damages amount under the Aurizona Greenfields Royalty Agreement and amounts due and owing under the Debenture), the damages suffered by the Royalty Holder as a result of the termination of the Purchase and Sale Agreement;

“Debenture” has the meaning set forth in the preambles;

“Demanding Party” has the meaning set forth in section 8.2(a);

“Dispute Notice” has the meaning set forth in section 8.2(a);

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, light of occupation, option, right of pre-emption, privilege or any matter capable of registration against title or any Contract to create any of the foregoing;

“Equity Raise” has the meaning set forth in the preambles;

“Event of Default” has the meaning set forth in section 10.1;

“Existing Encumbrances” means existing Encumbrances previously granted in connection with the SocGen Facility under Brazilian law which are to be released and discharged by the Royalty Payor pursuant to appropriate arrangements that have been made amongst the applicable parties prior to the Royalty Effective Date;

“Expert” has the meaning set forth in section 3.11(b);

“Expert’s Report” has the meaning set forth in section 3.11(b);

“Final Settlement” has the meaning set forth in section 3.2;

“Gross Proceeds” means all proceeds received or deemed to be received by the Royalty Payor or its Affiliates from a Sale;

“Indemnified Taxes” has the meaning set forth in section 3.7;

“Intercreditor Agreement” means an agreement entered into by the Royalty Holder, the Royalty Payor, MASA and their respective Affiliates and the Senior Lender, as of even date, on terms and conditions satisfactory to the Royalty Holder, acting reasonably. For clarity, the Royalty Payor shall be responsible for any and all legal costs and disbursements related to the execution and delivery of any Intercreditor Agreement or amendments to any intercreditor agreement (which must be agreed to by the Royalty Holder) that result from changes to the Royalty Payor’s banking and/or debt arrangements;

“Letter of Intent” has the meaning set forth in the preambles;

“Loan Agreement” has the meaning set forth in the preambles;

“Loss” means a loss of, theft of or damage to Products, whether or not occurring on or off the Aurizona Project Property and whether the Products are in the possession of the Royalty Payor or its Affiliates or otherwise;

“Losses” means all damages, claims, losses, liabilities, fines, penalties and expenses;

“Materials” has the meaning set forth in section 2.3;

“Month” means a calendar month;

“Monthly Average Spot Price” means the average Spot Price for the applicable Product in United States dollars (or, should that quotation cease, another similar quotation acceptable to the Parties or, if they cannot agree, determined by arbitration hereunder), calculated by dividing the sum of all such prices with respect to the applicable Product reported for the Month by the number of days for which such prices were reported;

“Net Smelter Returns” means the Gross Proceeds from a Sale less Allowable Deductions;

“Offer” has the meaning set forth in section 2.6(c);

“Offtaker” means the counterparty to an Offtake Agreement;

“Offtake Agreement” means any refining, smelting, brokering, sale, marketing and/or processing agreement entered into by the Royalty Payor or its Affiliates with respect to Products;

“Party” or “Parties” means one or more of the parties to this Agreement;

“Permitted Encumbrances” means those encumbrances more particularly set forth in Schedule “D”;

“Person” means and includes any individual, corporation, limited liability company, partnership, firm, joint venture, syndicate, association, trust, governmental agency or board or commission or authority and any other form of entity or organization;

“Products” means any and all economic, marketable, material, in whatever form or state, produced from the Aurizona Project Property, and without limitation any products resulting from the further milling, processing or other beneficiation, including without limitation, ore, concentrates, doré, powders, dusts or Refined Metal;

“Project Charges” means charges over all of the assets, property and undertaking of the Royalty Payor and MASA to secure all obligations of the Royalty Payor and MASA under this Agreement, being as more particularly described in Schedule “B”;

“Proposed Stream” means: (i) a royalty on Products; or (ii) a participating interest in Products based on production; and (iii) without limitation, any metals loan, any metals stream, any metals royalty, or any other instrument convertible into a metals loan, metals stream, or metals royalty, related to production from the Aurizona Project Property, whether or not coupled with another transaction, embodied within another transaction or disguised within another transaction. For clarity, a Proposed Stream shall not include any hedging or Offtake Agreements that (i) are entered into in the ordinary course of business; or (ii) are a required component of a loan or debt financing, provided that such hedging or Offtake Agreements are structured in a manner consistent with normal market practice for such instruments and are not designed to circumvent transactions that would meet the definition of a Proposed Stream;

“Purchase and Sale Agreement” has the meaning set forth in the preambles;

“Refined Metal” means gold, silver, lead, copper, zinc, platinum group or other marketable Products, refined to standards meeting or exceeding commercial standards for the sale of such refined metals;

“Released Property” has the meaning set forth in section 2.5;

“Relevant Taxing Jurisdiction” has the meaning set forth in section 3.7;

“Relinquishment Event” has the meaning set forth in section 2.5;

“Responding Party” has the meaning set forth in section 8.2(a);

“Restructuring” has the meaning set forth in the preambles;

“Restructuring Documents” means the Aurizona Greenfields Royalty Agreement, the Debenture and the Loan Agreement;

“Restructuring Effective Date” has the meaning set forth in the preambles;

“Royalty” means a percentage of Net Smelter Returns (NSR), calculated as follows: (i) if the Monthly Average Gold Price in the applicable Month is less than or equal to US$1,500 per ounce, then the Royalty will be 3.0% of Net Smelter Returns; (ii) if the Monthly Average Gold Price in the applicable Month is greater than US$1,500 per ounce and less than or equal to US$2,000 per ounce, then the Royalty will be 4.0% of Net Smelter Returns; and (iii) if the Monthly Average Gold Price in the applicable Month is above US$2,000 per ounce, then the Royalty will be 5.0% of Net Smelter Returns;

“Royalty Effective Date” has the meaning set forth in the preambles;

“Royalty Holder Indemnified Parties” has the meaning set forth in section 6.1;

“Royalty Payor Indemnified Parties” has the meaning set forth in section 6.2;

“Royalty Statement” has the meaning set forth in section 3.4;

“Sale” means a sale or transfer of title of Products by or on behalf of the Royalty Payor or any of its Affiliates to a Person, whether or not an Affiliate thereof. For clarity, this would include Products that the Royalty Payor or any of its Affiliates elect to have credited to or held for their account by an Offtaker. A Sale also includes any Loss prior to any transfer or deemed transfer of title to the Products;

“Selling Party” has the meaning set forth in section 2.6(a);

“Senior Lender” means collectively, Pacific Road Capital II Pty Limited, as trustee for Pacific Road Resources Fund II and Pacific Road Capital Management GP II Limited, as general partner of Pacific Road Resources Fund II, as purchasers and/or collateral agent and/or any collateral agent appointed on their behalf in any jurisdiction;

“Spot Price” means (i) in the case of Refined Metal that is gold, the price of gold in U.S. dollars on the London Metal Exchange, being the London P.M. gold fix; and (ii) in the case of Refined Metal that is silver, the price of silver in U.S. dollars quoted on the London Metal Exchange and (iii) in the case of other Refined Metals, the price per unit in U.S. dollars for the relevant Refined Metal as quoted in “Metals Week”. If for any reason the London Metal Exchange is no longer in operation or the spot price of any Refined Metal is not quoted by the London Metal Exchange or in Metals Week, as applicable, the “Spot Price” of such Refined Metal shall be determined by reference to the price of such Refined Metal on another commercial exchange mutually acceptable to the Parties;

“Termination Agreement” means the agreement dated as of even date, among the Royalty Payor, MASA, Sandstorm, the Royalty Holder and Sandstorm Gold Bank Limited;

“Third Party” has the meaning set forth in section 2.6(a);

“Third Party Offer” has the meaning set forth in section 2.6(a);

“Third Party Share Consideration” has the meaning set forth in section 2.6(a);

“Trading Activities” has the meaning set forth in section 3.9; and

“Transfer” when used as a verb, means to sell, grant, assign, encumber, hypothecate, pledge or otherwise dispose of or commit to dispose of, directly or indirectly, including through mergers, arrangements, amalgamations, consolidations, asset sales or spin-out transactions. When used as a noun, “Transfer” means a sale, grant, assignment, pledge or disposal or the commitment to do any of the foregoing, directly or indirectly, including through mergers, arrangements, amalgamations, consolidations, asset sale or spin-out transaction.

1.2	Governing Law

Except for matters of title to the Aurizona Project Property or the assignment or transfer of the Aurizona Project Property, which will be governed by the law of the site of the Aurizona Project Property, this Agreement shall be construed, interpreted and enforced in accordance with, and the respective obligations of the Parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable therein and each Party hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of such Province and all courts competent to hear appeals therefrom.

1.3	Severability

If any one or more of the provisions contained in this Agreement is held to be invalid, illegal or unenforceable in any respect under the laws of any jurisdiction, the validity, legality and enforceability of such provision will not in any way be affected or impaired thereby under the laws of any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

1.4	Calculation of Time

If any time period set forth in this Agreement ends on a day of the week which is not a Business Day, then notwithstanding any other provision of this Agreement, such period will be extended until the end of the next following day which is a Business Day.

1.5	Headings

The headings to the articles and sections of this Agreement are inserted for convenience only and will not affect the construction hereof.

1.6	Other Matters of Interpretation

In this Agreement:

(a)	the singular includes the plural and vice versa;

(b)	the masculine includes the feminine and vice versa;

(c)	references to “article,” “section” and “subsection” are to articles, sections and subsections of this Agreement, respectively;

(d)	all provisions requiring a Party to do or refrain from doing something will be interpreted as the covenant of that Party with respect to that matter notwithstanding the absence of the words “covenants” or “agrees” or “promises”;

(e)	all provisions requiring a Party to do something will be interpreted as including the covenant of that Party to cause that thing to be done when the Party cannot directly perform the covenant but can indirectly cause that covenant to be performed, whether by an Affiliate under its control or otherwise; and

(f)	the words “hereto,” “herein,” “hereby,” “hereunder,” “hereof” and similar expressions when used in this Agreement refer to the whole of this Agreement and not to any particular article, part, section, exhibit or portion thereof.

1.7	Currency

Unless explicitly stated to the contrary in this Agreement, all references to dollars, “$” or a currency in this Agreement are to United States dollars.

ARTICLE 2
royalty AND RIGHT OF FIRST REFUSAL

2.1	Royalty

As compensation for the Damages Amount, the Royalty Payor does hereby agree to grant the Royalty to the Royalty Holder and commencing on the Royalty Effective Date agrees to pay to the Royalty Holder the Royalty, all on the terms and conditions specified in this Agreement.

2.2	Sale Other Than to a Smelter or Refinery

If there is a Sale by the Royalty Payor or its Affiliates other than to a smelter or refinery, the Royalty shall be, without duplication, a percentage of the gross value of recoverable metals or other materials contained in such Products without deductions (except for Allowable Deductions that would have been permitted on a Sale to a smelter or refinery had the metals been processed to the state of doré by the Royalty Payor or its Affiliates) equal to the then applicable percentage factor of the Royalty. The amount of recoverable metals contained in Products shall be calculated and determined based upon assays, metallurgical tests and such other analyses as are customary in the industry which are conducted in a manner satisfactory to the Royalty Payor and the Royalty Holder, acting reasonably. If the Parties are unable to agree on the manner of conducting such assays, tests and analyses or the amount of the applicable costs, charges, deductions and expenses that would have been applicable, for a period of 30 days, either Party may refer the question to arbitration hereunder (or a court of competent jurisdiction pursuant to the provisions of section 8.1) and the decision of the arbitrator (or the said court) shall be final and binding upon the Parties. For the purposes of this section, the gross value of each ounce, tonne or pound, as the case may be, of such metals shall be equal to the Spot Price on the date of Sale.

2.3	Tailings and Residue

All tailing, residues, waste rock, spoiled leach materials, and other materials (collectively the “Materials”) resulting from the operations and activities of the Royalty Payor or its Affiliates on the Aurizona Project Property shall be the sole property of the Royalty Payor or its Affiliates, but shall remain subject to the obligation of the Royalty Payor to pay the Royalty should the same be processed or reprocessed, as the case may be, in the future and result in Products. The Royalty Payor and its Affiliates shall have the right to dispose of Materials from the Aurizona Project Property, whether on or off of the Aurizona Project Property, and to commingle the same with Materials from other properties. In the event Materials are processed or reprocessed, as the case may be, the Royalty applicable thereto shall be determined on a pro rata basis as determined by using such reasonable and customary engineering and technical practices as are then available.

2.4	Ore Processing

All determinations with respect to:

(i)	whether ore from the Aurizona Project Property will be beneficiated, processed or milled by the Royalty Payor or its Affiliates or sold in a raw state;

(ii)	the methods of beneficiating, processing or milling any such ore;

(iii)	the constituents to be recovered therefrom; and

(iv)	the purchasers to whom any ore, minerals or mineral substances derived from the Aurizona Project Property may be sold;

shall be made by the Royalty Payor or its Affiliates in their sole and absolute discretion.

2.5	Abandonment, Relinquishment or Non-Renewal

If MASA or its Affiliates wish to abandon, relinquish or terminate or not renew (the “Relinquishment Event”) all or any portion of the Aurizona Project Property (being the “Released Property”), then the Royalty Payor shall provide the Royalty Holder with a minimum of 30 days’ prior written notice of such intended Relinquishment Event.

Upon receipt of the said notice, the Royalty Holder shall have a period of 10 days within which to advise the Royalty Payor in writing that it desires to take an assignment of the Released Property, subject at all times to applicable consents and authorizations required by applicable law in Brazil.

If the Royalty Holder shall forward such written notice to the Royalty Payor within the said 10 day period, the Royalty Payor shall thereafter provide such reasonable assistance, at the Royalty Holder’s own sole cost and expense, to cause MASA to assign or convey, as appropriate, the Released Property to the Royalty Holder and to have the Released Property recorded or registered into the name of the Royalty Holder, subject to applicable law in Brazil.

If the Royalty Holder does not forward the said written notice to the Royalty Payor within the said 10 day period, then MASA or its Affiliates or the person related thereto shall have the right to complete the Relinquishment Event with respect to the applicable Released Property.

If a Relinquishment Event is completed and thereafter, the Royalty Payor or an Affiliate thereof or any person related thereto subsequently reacquires a direct or indirect beneficial interest in the Released Property, then such Released Property will once again be subject to the Royalty Payor’s obligation to pay the Royalty with respect thereto.

2.6	Right of First Refusal

(a)	If the Royalty Payor or any of its Affiliates (the “Selling Party”) shall receive a bona fide written offer (the "Third Party Offer") from an arm's length third Person (the “Third Party”) to purchase, option or otherwise acquire, directly or indirectly, in any manner whatsoever, a Proposed Stream, prior to accepting such Third Party Offer, the Selling Party must comply with this section 2.6 and must ensure that the said Third Party Offer states the price and all other pertinent terms and conditions upon which the Third Party wishes to complete the Proposed Stream and that the consideration set forth in the Third Party Offer includes only cash, or if not all cash, either shares, or a combination of cash and shares of a publicly listed company (the “Third Party Share Consideration”).

(b)	The Selling Party may not complete a Proposed Stream with a Third Party unless and until the Royalty Payor has complied with the provisions of this section. For greater certainty and without limitation, the Royalty Payor does hereby covenant and agree to take no acts nor do any matters or things that shall result in the circumvention by a Selling Party of the right of first refusal and its far-reaching and all inclusive ambit as contemplated by the intent of this section; provided however that if a Selling Party strictly complies in all respects with the provisions of this section 2.6, it shall not be found to have taken an act or done any matters or things that shall have resulted in the circumvention by a Selling Party of the right of first refusal.

(c)	Within five Business Days after receipt of a Third Party Offer that it wishes to accept, the Royalty Payor shall deliver a copy of the Third Party Offer to the Royalty Holder together with the Selling Party's own offer to sell to the Royalty Holder the Proposed Stream on the same terms and conditions (the “Offer”).

(d)	The following shall apply only with respect to any Third Party Share Consideration set forth in the Third Party Offer, in order for the consideration to be paid by the Royalty Holder pursuant to the acceptance of the Offer, to be on the same terms and conditions. If the Third Party Offer sets forth consideration to be paid by the Third Party that is Third Party Share Consideration or a combination of cash and Third Party Share Consideration, then if the Royalty Holder shall accept the Offer (in order to match the Third Party Share Consideration), at the option of the Royalty Holder, on closing of the transactions contemplated in the Offer, the Royalty Holder shall pay to the Selling Party:

(i)	in cash, the cash equivalent of the Third Party Share Consideration (based on the valuation for its shares provided by the Third Party in the Third Party Offer or if not stated in the Third Party Offer, then the 20 day volume weighted average trading price of the shares of such Third Party ending on the day prior to the date of the Third Party Offer) (the “Cash Equivalent”); or

(ii)	in fully paid and non-assessable common shares in the capital of the Royalty Holder (so long as such shares are publicly traded), a number of shares equal to the quotient of the Cash Equivalent divided by the 20 day volume weighted average trading price of such common shares of the Royalty Holder ending on the day prior to the date of the Third Party Offer; or

(iii)	a combination of both cash as in (i) and shares as in (ii) but provided always that if the Third Party Offer is partly in cash and partly Third Party Share Consideration, the Royalty Holder shall always be obligated to pay no less cash than the cash offered by the Third Party.

(e)	The Royalty Payor agrees to keep the Royalty Holder informed of any solicitation process for any Proposed Stream in order to provide the Royalty Holder with an opportunity to commence its due diligence and evaluation activities in a timely fashion. The Royalty Payor shall also contemporaneously deliver any and all due diligence materials (which it delivered or made available to the Third Party) to the Royalty Holder, which information shall be subject to section 11.2.

(f)	If, upon receipt of the Offer, the Royalty Holder has previously conducted a site visit to the Aurizona Project Property during the preceding 120 days from the date of receipt of the Offer, the Royalty Holder shall have the right to conduct an additional site visit should it be deemed necessary by the Royalty Holder, acting reasonably and, the Royalty Holder shall have a period of 10 Business Days following receipt of the Offer to notify the Royalty Payor whether it elects to acquire the Proposed Stream at the price and on the terms and conditions set forth in the Offer. If upon receipt of the Offer, the Royalty Holder has not previously conducted a site visit during the preceding 120 days from the date of receipt of the Offer, then, the Royalty Holder shall have a period of 15 Business Days to arrange and conduct a site visit and to notify the Royalty Payor whether it elects to acquire the Proposed Stream at the price and on the terms and conditions set forth in the Offer. The site visit shall be conducted on a date and at a time that is mutually convenient to the Royalty Payor and the Royalty Holder, each acting reasonably.

(g)	It is understood and agreed that at or before the said site visit, or even if the Royalty Holder shall deem that a site visit is not necessary, the Royalty Holder may request from the Royalty Payor further confidential Aurizona Project Property information in the possession or under the control of the Selling Party that directly pertains to the economic analysis of the Proposed Stream and that the Royalty Payor shall deliver or make the same available to the Royalty Holder and which information shall be subject to section 11.2.

(h)	If the Royalty Holder does so elect to acquire the Proposed Stream, the transaction with respect to the Proposed Stream shall be consummated promptly after notice of such election is delivered to the Royalty Payor by the Royalty Holder provided that neither Party introduces delays to the process, in which case the non-delaying Party shall be provided reasonable additional time as required to accommodate such delays. The Royalty Holder and the Royalty Payor shall act in a reasonable and timely manner with respect to closing matters.

(i)	If the Royalty Holder fails to elect to acquire the Proposed Stream within the time limits as stipulated in section 2.6(f) the Royalty Payor, the Owner and the Selling Party or any of their Affiliates shall have 120 days following the expiration of such period to consummate the transaction with respect to the Proposed Stream with the Third Party at a price and on terms no more favourable to the Third Party than those offered in the Offer and in accordance with this section. If the transaction with respect to the Proposed Stream that is consummated with the Third Party includes the grant of a right of first refusal with respect to a Proposed Stream, then such right of first refusal shall at all times remain subordinate and secondary to the right of first refusal granted pursuant to this Agreement, and the right of first refusal granted pursuant to this Agreement shall be first ranking and be paramount.

(j)	If the Royalty Payor fails to consummate the transaction with respect to the Proposed Stream with the Third Party within the period set forth in this section the right of first refusal herein contained shall be deemed to be revived. Any subsequent proposal to complete a Proposed Stream shall be conducted in accordance with the procedures set forth in this section.

(k)	For greater certainty and without limitation, it is understood and agreed that any refusal by the Royalty Holder to purchase a Proposed Stream as well as any acceptance by the Royalty Holder of a Proposed Stream leading to consummation of a transaction with respect thereto shall in no way be construed as the relinquishment by the Royalty Holder of the right of first refusal pursuant to this section, to purchase from a Selling Party any other Proposed Streams based on Products produced from the Aurizona Project Property, it being the specific intention of the Parties that this clause and the right of first refusal granted to the Royalty Holder by the Royalty Holder shall apply to all Proposed Streams based on Products produced from the Aurizona Project Property.

(l)	Notwithstanding anything to the contrary set out herein, the aforementioned right of first refusal will not apply in respect of traditional interest bearing loans, preferred or convertible equity or to a traditional hedge or Offtake Agreement or other structure that is not a Proposed Stream. The right of first refusal is meant to capture structures entered into by the Royalty Payor or its Affiliates that a streaming company would typically enter into including without limitation, royalties, metals loans and stream like financings, based on production from the Aurizona Project Property.

(m)	The Royalty Payor shall have the right to consummate a transaction with respect to a Proposed Stream with a third party if, notwithstanding any such transaction, the Royalty granted hereunder and under the Aurizona Greenfields Royalty Agreement as well as the Project Charges, shall be and remain in first place (and priority) position to all other obligations and liabilities of the Royalty Payor, MASA and their respective Affiliates.

ARTICLE 3
payments, TRADING ACTIVITIES and BOOKS AND RECORDS

3.1	Payment Obligation

The obligation to pay the Royalty will accrue when there has been a Sale. Any Royalty due in respect of a Loss will accrue when the insurance proceeds are received by the Royalty Payor or its Affiliates.

3.2	Provisional Settlements

Where a Sale (including an insurance settlement in respect of a Loss) is made on a provisional basis, the amount of the Royalty payable will be based upon the amount of Products (or the amount of the insurance settlement received in respect of a Loss) credited by such provisional settlement, but will be adjusted in the next quarterly payment due after final settlement (the “Final Settlement”) with the treatment facility or with the purchaser or insurer, as the case may be to account for the amount of Products (or the amount of the insurance settlement received in respect of a Loss) established in that Final Settlement. If production has ceased, settlement will be made between the Parties by cash payment.

3.3	Due Date For Royalty Payments

Royalty payments will be due and payable quarterly on the last day of the first Month after the end of the calendar quarter in which the same accrued. If it is determined by agreement of the Parties or by arbitration or otherwise (including without limitation, a court of competent jurisdiction in the Province of British Columbia, as hereinafter provided) that any Royalty payment has been intentionally withheld and not been paid in full as provided herein, then the Royalty Payor shall pay interest on the delinquent Royalty payment at a rate per annum of 10%, commencing on the date on which such delinquent payment was properly due and continuing until the date on which the Royalty Holder receives payment in full of such delinquent payment and all accrued interest thereon.

3.4	Royalty Statements

Royalty payments will be accompanied by a statement (the “Royalty Statement”) showing in reasonable detail for the relevant quarter:

(a)	the quantities, grades, tonnes mined, mined grade, head grade of milled Products and metallurgical recoveries of Products (on a Product by Product basis) produced;

(b)	the quantities and grades of Products (on a Product by Product basis) for which there was a Sale in the quarter;

(c)	the Gross Proceeds of Sale received in the quarter (on a Product by Product basis) (including without limitation, by reason of a Loss), setting out the applicable offtakers, and the number of ounces, tonnes or pounds, as applicable, of each of the Products sold in each Month of the quarter as well as the Monthly Average Spot Price for each of such Products for each Month of the Quarter;

(d)	the Allowable Deductions in the quarter;

(e)	any adjustments to provisional settlements; and

(f)	other pertinent information in sufficient detail to explain the calculation of the Royalty payment.

3.5	Royalty Payment Disputes and Audit Rights

Subject to section 3.2, all Royalty payments will be considered final and in full satisfaction of all obligations of the Royalty Payor with respect thereto, unless the Royalty Holder gives the Royalty Payor written notice describing and setting forth a specific objection to the determination thereof within 12 months after the receipt by the Royalty Holder of the last quarterly Royalty Statement for a particular calendar year, unless there has proven to have been misreporting of the Royalty Statement, in which case the Royalty payments shall not be considered final or in full satisfaction of all obligations of the Royalty Payor with respect thereto. Such written notice of objection will specify the basis for the objection in reasonable detail. If the Royalty Holder objects to the accuracy of any quarterly Royalty Statement in the relevant calendar year or as herein provided, then:

(a)	the Royalty Holder will have the right, for a period of 90 days after the Royalty Payor receives such notice of such objection, upon reasonable notice and at a reasonable time, and for a reasonable period of duration, to have the Royalty Payor’s accounts and records relating to the calculation of the Royalty for the relevant calendar year audited by an independent chartered public accountant of recognized standing selected by the Royalty Holder and who enters into a confidentiality undertaking in favour of the Royalty Payor on reasonable and industry standard terms;

(b)	if such audit determines that there has been a deficiency or an excess in the payment made to the Royalty Holder, such deficiency or excess will be resolved by adjusting the next quarterly Royalty payment due hereunder. If production has ceased, settlement will be made between the Parties by cash payment; and

(c)	the Royalty Holder will pay all reasonable costs of such audit unless a deficiency of two percent or more of the amount due to the Royalty Holder is determined to exist. The Royalty Payor will pay the costs of such audit if a deficiency of two percent or more of the amount due is determined to exist.

The Royalty Holder shall diligently complete any audit or other examination permitted hereunder. The Royalty Holder shall have the right to conduct more than one such audit in any calendar year only if an auditor that is an independent chartered public accountant of recognized standing states in writing to the Royalty Payor that another audit is required or warranted given the results of the first audit.

Without limiting the generality of the foregoing, the Royalty Holder shall have the unlimited right to conduct an audit in each calendar year of all invoices and other records relating to the transportation of Products to any mill, refinery or other processor at which Products may be milled, smelted, concentrated, refined or otherwise treated or processed and relating to the transportation of Products in the form of concentrates, doré, slag or other waste products from any mill at which Products may be milled, to a processor.

3.6	Conversion of Currency

All payments in respect of the Royalty will be made in U.S. dollars.

3.7	Withholding

All deliveries of the Royalty payments shall be made free and clear of any withholding or deduction on account of, any tax, duty, assessment or other government charge of whatever nature imposed, levied, collected, withheld or assessed by Brazil or any political subdivision thereof or therein (such taxing jurisdiction, the “Relevant Taxing Jurisdiction”, and each such tax, duty, assessment or other governmental charge, along with any related interest, penalties or additions to tax hereinafter the “Indemnified Taxes”), unless such withholding or deduction is required by applicable law. If any applicable withholding is required to be made by the Royalty Payor with respect to Indemnified Taxes, the Royalty Payor will pay such additional amounts (the “Additional Amounts”) as will result in receipt by the Royalty Holder of such amounts, after all required withholdings or deductions (including with respect to the Additional Amounts) as would have been received by the Royalty Holder had no such withholding or deduction been required. No Additional Amounts will be payable with respect to any Royalty Payments made to the Royalty Holder to the extent that any Indemnified Taxes giving rise to such Additional Amounts would not have been imposed: (i) but for the existence of any present or former connection between the Royalty Holder and the Relevant Taxing Jurisdiction (including without limitation, by virtue of the Royalty Holder being a citizen of or resident of, incorporated in or carrying on a business, having a permanent establishment or having a place of business in such jurisdiction) other than merely acquiring the Royalty; or (ii) but for the Transfer of the right to receive the Royalty to the jurisdiction of residence or place of business of any person to whom the Royalty Holder (or its assigns) have transferred the Royalty. The Royalty Payor will make such withholding or deduction and remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. The Royalty Payor will make commercially reasonable efforts to obtain certified copies of tax receipts evidencing payment of any Taxes so deducted or withheld from the Relevant Taxing Jurisdiction. The Royalty Payor will furnish to the Royalty Holder, within 60 days after the date the payment of any Taxes so deducted or withheld is due pursuant to applicable law, either certified copies of tax receipts evidencing such payment or if such receipts are not obtainable, other evidence of such payment. The Royalty Holder will provide such information and cooperation, at the Royalty Payor’s expense, to the Royalty Payor as reasonably necessary to enable the Royalty Payor to make any possible claim for refund, return or other repayment of Indemnified Taxes paid to the Relevant Taxing Jurisdiction hereunder.

The Royalty Payor will indemnify the Royalty Holder harmless from and against the full amount of any Indemnified Taxes paid by or on behalf of the Royalty Holder to the extent the Royalty Holder was entitled to Additional Amounts with respect thereto.

3.8	Wire Transfer

Payments made under or pursuant to this Agreement will be made by wire transfer, coded same day value, in immediately available funds, to such account or accounts as the Royalty Holder may designate pursuant to wire transfer instructions provided by the Royalty Holder to the Royalty Payor not less than three Business Days prior to the dates upon which such payments are to be made. The date the wire transfer process is initiated shall be the date of such payment, provided that the Royalty Holder receives such payment, and the Royalty Payor shall have no duty to otherwise apportion any payment to the Royalty Holder or its successors or assigns.

3.9	Trading Activities of Royalty Payor and Affiliates

The Royalty Payor or its Affiliates will have the right to market and sell Refined Metal in any manner they may elect, and will have the right to engage in forward sales, futures trading or commodity options trading and other price hedging, price protection and speculative arrangements (the “Trading Activities”) which may involve the possible physical delivery of Products. The Royalty will not apply to, and the Royalty Holder will not be entitled to participate in, the profits or losses generated by the Royalty Payor, any shareholder of the Royalty Payor or an Affiliate of any of the foregoing, in Trading Activities. In determining the net proceeds from Products subject to the Royalty, the Royalty Payor will not be entitled to deduct from Gross Proceeds any Losses suffered by the Royalty Payor, any shareholder of the Royalty Payor or an Affiliate of any of the foregoing in Trading Activities.

If the Royalty Payor or any of its Affiliates engage in Trading Activities, the Royalty will be determined on the basis of the value of the Product produced and without regard to the price or proceeds actually received by the Royalty Payor or any of its Affiliates for or in connection with the sale, or the manner in which a sale to a third party is made by the Royalty Payor or any of its Affiliates. The aforementioned value will be determined through reference to the Monthly Average Spot Price for the Month during which the Product is credited to the account of the Royalty Payor or any of its Affiliates with a smelter or refiner, or, if the Royalty Payor or any of its Affiliates engage in Trading Activities in respect of Products other than Refined Metal, the Gross Proceeds will be determined on the basis of the value of such Products at the time such Products are actually delivered to third parties.

The Parties agree that the Royalty Holder is not a participant in the Trading Activities of the Royalty Payor or any of its Affiliates, and therefore the Royalty will not be diminished or improved by losses or gains of the Royalty Payor or any of its Affiliates in any such Trading Activities.

3.10	Books and Records

The Royalty Payor shall ensure that the Royalty Payor or its Affiliates shall, in all material respects, keep true, complete and accurate books and records of all operations and activities with respect to the Aurizona Project Property, including the mining of Products and the mining, stockpiling, treatment, processing, refining and transportation of Products, prepared in accordance with good mining industry practice, consistently applied. The Royalty Payor shall ensure that the Royalty Holder and/or its authorized representatives shall be entitled, upon delivery of 10 Business Days’ advance notice, during the normal business hours of the Royalty Payor or any of its Affiliates, as the case may be, in a manner that does not unreasonably interfere with the business of the Royalty Payor or its Affiliates, as the case may be, to perform reviews and examinations of the books and records of the Royalty Payor or its Affiliates, as the case may be, relevant to the calculation and payment of the Royalty pursuant to this Agreement to confirm compliance by the Royalty Payor with the terms of this Agreement, including without limitation, calculations of Net Smelter Returns.

3.11	Annual Report

The Royalty Payor shall deliver to the Royalty Holder an Annual Report on or before 90 days after the last day of each fiscal year of the Royalty Payor. With respect to the information referenced as item (v) in the definition of and included in any Annual Report, the Royalty Payor does not make or will not make any representation or warranty as to the accuracy, reliability or completeness of the same, and the Royalty Holder shall rely on the same at its sole risk. The Parties agree that the Royalty Payor shall have no obligation to comply with or abide by any of the forecasts or schedules included in the information referenced as items (v) and (vi) in the definition of and included in any Annual Report, and the Royalty Payor shall not have any liability to the Royalty Holder or any third party with respect to a failure to do so.

With respect to any Annual Report, the Royalty Holder shall have the right to dispute any information in the definition of Annual Report in accordance with the provisions of this section. If the Royalty Holder disputes any of that information in an Annual Report:

(a)	the Royalty Holder shall notify the Royalty Payor in writing within 90 days from the date of delivery of the applicable Annual Report that it disputes the accuracy of that Annual Report (or any part thereof) (the “Annual Report Dispute Notice”);

(b)	the Royalty Holder on the one hand and the Royalty Payor on the other hand shall have 90 days from the date the Annual Report Dispute Notice is delivered by the Royalty Holder to resolve the dispute. If the Royalty Holder and the Royalty Payor have not resolved the dispute within the said 90 day period, a mutually agreed independent third-party expert (the “Expert”) will be appointed to prepare a report with respect to the dispute in question (the “Expert’s Report”). If the Royalty Holder and the Royalty Payor have not agreed upon such Expert within a further 10 days after the said 90 day period, then the dispute as to the Expert shall be resolved by the dispute mechanism procedures set forth in Article 8;

(c)	if the Expert’s Report concludes that the amount of the Royalty which was to have been paid to the Royalty Holder was within two percent or less (based on metal quantities and not currencies) from the Royalty set out in the Annual Report, then the cost of the Expert’s Report shall be borne by the Royalty Holder;

(d)	if the Expert’s Report concludes that the amount of the Royalty which was to have been paid to the Royalty Holder was deficient by more than two percent from the Royalty set out in the Annual Report, then the cost of the Expert’s Report shall be borne by the Royalty Payor; and

(e)	the Expert’s Report shall be final and binding on the Parties.

If the Royalty Payor does not deliver an Annual Report as required pursuant to this Article, the Royalty Holder shall have the right to perform or to cause its representatives or agents to perform, acting reasonably, at the cost and expense of the Royalty Payor, an audit of the books and records of the Royalty Payor and its Affiliates relevant to the Royalty in addition to the rights of audit set forth in section 3.10. The Royalty Payor shall and shall ensure that the Royalty Payor and its Affiliates shall grant the Royalty Holder and its agents access to all such books and records on a timely basis during normal business hours. In order to exercise this right, the Royalty Holder must provide not less than five Business Days’ written notice to the Royalty Payor of its intention to conduct the said audit. If within five Business Days after receipt of such notice, the Royalty Payor delivers the applicable Annual Report, then the Royalty Holder shall have no right to perform the said audit under this section 3.11. If the Royalty Payor delivers the Annual Report before the delivery of the report prepared in connection with the said audit, the applicable Annual Report shall be taken as final and conclusive, subject to the rights of the Royalty Holder as set forth in this section 3.11 and Article 8. Otherwise, absent any manifest or gross error in the Royalty Holder’s audit report, the Royalty Holder’s report shall be final and conclusive, subject to the provisions of Article 8.

3.12	Aurizona Project Property Visits

The Royalty Payor shall ensure that the Royalty Holder and/or its agents shall have the right to an unlimited number of visits during normal business hours to the Aurizona Project Property as well as to any mill used by the Royalty Payor or any of its Affiliates to process Products with reasonable access to all sampling, assay, weighing, and production records, including all mining, stockpile and milling records of the Royalty Payor, or any of its Affiliates, as the case may be, relating to the Aurizona Project Property and any Products. As part of any such permitted site visit, the Royalty Holder shall have the right to monitor the stockpiling, milling, weighing and sampling conducted by the Royalty Payor and its Affiliates of Products and to take samples from the Aurizona Project Property or from any mill or processor for the purposes of assay verifications. If any mill is not owned or controlled by the Royalty Payor or its Affiliates, the foregoing right of access shall only be the same as any such right of access of the Royalty Payor or its Affiliates. The Royalty Payor shall ensure that the Royalty Holder shall be allowed to make notes or a photocopy thereof of all records of the Royalty Payor or its Affiliates relevant to the Aurizona Project Property and Products (including those set forth in section 3.10), subject to the provisions of section 11.2. All visits by the Royalty Holder and/or its agents to the Aurizona Project Property shall be conducted in accordance with the workplace rules and under the supervision of the Royalty Payor or its Affiliates and will be at the Royalty Holder’s and/or its agents’ risk and expense.

ARTICLE 4
COVENANTS

4.1	Covenant Regarding Approvals

The Royalty Payor does hereby covenant and agree that it shall do all such acts and things and it shall not omit to do any acts or things as shall be necessary in order to obtain all necessary approvals as shall be required in order for it to be able to execute, deliver and perform its obligations under this Agreement.

4.2	Covenant Regarding Aurizona Project Property

The Royalty Payor covenants and agrees that it shall forthwith provide written notice to the Royalty Holder of its or its Affiliates’ receipt of internal or third party documents relating to amendments, revisions and/or expansions with respect to the Aurizona Project Property.

4.3	Covenant Regarding Qualified Person

Provided that the Royalty Holder provides such documents to the Royalty Payor with reasonable time to review, the Royalty Payor covenants and agrees to use its reasonable efforts to ensure that the “qualified person” of the Royalty Payor (for the purposes of National Instrument 43-101) reviews and comments upon all requisite documents of the Royalty Holder that contain and disclose scientific and technical information with respect to the Royalty and are required to be filed under applicable securities laws, including without limitation, annual information forms and press releases and to ensure that the Royalty Holder may quote and rely upon such “qualified person” in any such document, all as required by requisite securities laws, provided that any additional cost incurred by the Royalty Payor or such “qualified person” in any such review will be for the account of the Royalty Holder and further provided that the “qualified person’s” comments are accurately reflected in all such documents.

4.4	Registration of Project Charges – Province of Ontario

The Royalty Payor covenants and agrees that it shall file, register, notarize or record and perfect, as, the case may be, or take any other action required to be taken in the reasonable judgement of the Royalty Holder, in order to create and perfect the Encumbrances under the Project Charges granted to the Royalty Holder in the Province of Ontario as first priority Encumbrances, subject to the Permitted Encumbrances and the Intercreditor Agreement, at its own sole cost and expense on or before the Royalty Effective Date.

4.5	Registration of Project Charges - Brazil

The Royalty Payor covenants and agrees that it shall file, register, notarize or record and perfect, as, the case may be, or take any other action required to be taken in the reasonable judgement of the Royalty Holder, in order to create and perfect the Encumbrances under the Project Charges granted to the Royalty Holder and its Affiliates in Brazil as first priority Encumbrances, subject to the Permitted Encumbrances and the Intercreditor Agreement, at its own sole cost and expense on or before the Royalty Effective Date.

4.6	Survival

The covenants contained in this Article 4 shall not merge on the execution and delivery of this Agreement. A breach of any of the covenants contained in this Article 4 shall be deemed to be a breach of this Agreement.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF the
ROYALTY PAYOR, MASA and the royalty holder

5.1	Representations and Warranties of the Royalty Payor and MASA

MASA and the Royalty Payor hereby jointly and severally represent and warrant to and in favour of the Royalty Holder and acknowledge and agree that the Royalty Holder is entering into this Agreement on the basis of such representations and warranties, namely, that each of MASA and the Royalty Payor has the corporate power, capacity and authority to execute, deliver and perform this Agreement and the execution, delivery and performance of this Agreement by each of MASA and the Royalty Payor has been duly authorized by all required corporate action of each of MASA and the Royalty Payor and this Agreement represents a valid and binding obligation of each of MASA and the Royalty Payor duly enforceable against each of MASA and the Royalty Payor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or similar laws or by equitable principles generally.

5.2	Representations and Warranties of the Royalty Holder

The Royalty Holder represents and warrants to and in favour of MASA and the Royalty Payor and acknowledges and agrees that each of MASA and the Royalty Payor is entering into this Agreement on the basis of such representations and warranties, namely, that it has the corporate power, capacity and authority to execute, deliver and perform this Agreement and the execution, delivery and performance of this Agreement by it has been duly authorized by all required corporate action and this Agreement represents a valid and binding obligation of the Royalty Holder duly enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or similar laws or by equitable principles generally.

ARTICLE 6
INDEMNITIES AND GUARANTEE

6.1	Indemnity by the Royalty Payor

The Royalty Payor does hereby agree to defend, indemnify, reimburse and hold harmless the Royalty Holder, its officers, directors, employees and their successors and assigns (collectively, the “Royalty Holder Indemnified Parties”), and each of them, from and against any and all Losses that the Royalty Holder Indemnified Parties may sustain, suffer or incur as a result of:

(a)	a breach of this Agreement by the Royalty Payor;

(b)	operations conducted on or in respect of the Aurizona Project Property by or on behalf of the Royalty Payor or any of its Affiliates that result from or relate to the mining, handling, transportation, smelting or refining of the Products, including without limitation, Losses, in any way arising from or connected with any non-compliance with environmental laws or any contaminants or hazardous substances on, in or under the Aurizona Project Property or the soil, sediment, water or groundwater forming part thereof, whether in the past, present or future, or any contaminants or hazardous substances on any other lands or areas having originated or migrated from the Aurizona Project Property or the soil, sediment, water or groundwater forming part thereof;

(c)	any and all legal fees and disbursements that the Royalty Holder may be required to pay from time to time for or in connection with a dispute among the Royalty Holder and the Royalty Payor as to whether certain costs, charges, deductions and expenses are “Allowable Deductions” for the purposes of this Agreement (but only if, either by settlement by mutual agreement between the Royalty Holder and the Royalty Payor, or by a dispute resolution mechanism, including without limitation, court proceeding or arbitration, it shall be determined or decided that the Royalty Payor overstated the Allowable Deductions in any material respect); and

(d)	any Losses (including without limitation, losses in respect of lost future royalty income) that the Royalty Holder may suffer by reason of the occurrence of an Event of Default, (which may, for clarity be in excess of the Damages Amount).

6.2	Indemnity by the Royalty Holder

The Royalty Holder does hereby agree to defend, indemnify, reimburse and hold harmless the Royalty Payor, its officers, directors, employees and their successors and assigns (collectively, the “Royalty Payor Indemnified Parties”), and each of them, from and against any and all Losses that the Royalty Payor Indemnified Parties may sustain, suffer or incur as a result of a breach of this Agreement by the Royalty Holder, or arising from any inspection or visit conducted pursuant to the provisions of sections 2.6(f) and 3.10, except in the case of sections 2.6(f) and 3.10 only, to the extent the Losses are caused by the gross negligence or wilful misconduct of the Royalty Payor or its Affiliates.

6.3	Guarantee by MASA

MASA does hereby covenant and agree that it shall cause the Royalty Payor to comply with all of its obligations under this Agreement. In such regard, MASA unconditionally and irrevocably guarantees and agrees to be jointly and severally liable with the Royalty Payor for, the due and punctual performance of all obligations, covenants and indemnities of the Royalty Payor arising under this Agreement, upon the terms and subject to the conditions of this Agreement. The liability of MASA under this section will be for the full amount of the obligations without apportionment, limitation or restriction of any kind, will be continuing, absolute and unconditional and will not be affected by any applicable law, or any other act, delay, abstention or omission to act of any kind by the Royalty Holder or any other person, that might constitute a legal or equitable defence to or a discharge, limitation or reduction of MASA’s obligations under this section. The liability of MASA under this section will not be released, discharged, limited or in any way affected by anything done, suffered, permitted or omitted to be done by the Royalty Holder or the Royalty Payor in connection with any duties, obligations or liabilities of the Royalty Payor or MASA or to the Royalty Holder. The Royalty Holder will not be bound or obligated to exhaust its recourse against the Royalty Payor or other persons or take any other action before being entitled to demand payment from MASA under this section.

ARTICLE 7
TRANSFER RIGHTS

7.1	Restricted Transfer Rights of MASA and Affiliates

MASA or its Affiliates may only Transfer, in whole or in part their interest in the Aurizona Project Property, if the following conditions are satisfied:

(a)	the Royalty Payor provides the Royalty Holder with at least 20 days’ prior written notice of the intent to Transfer;

(b)	any purchaser, merged company, transferee or assignee, as a condition to completion of the Transfer, agrees in writing in favour of the Royalty Holder to be bound by the terms of this Agreement in the place and stead of MASA;

(c)	if requested by the Royalty Holder and at the option of the Royalty Holder, the group parent company of the purchaser, merged company, transferee or assignee, or such other entity reasonably acceptable to the Royalty Holder, shall either be the payor of the Royalty or shall have delivered to the Royalty Holder a guarantee of the obligations of the new royalty payor under this Agreement, in form and substance satisfactory to the Royalty Holder, acting reasonably; and

(d)	any transferee of MASA or an Affiliate thereof that is a mortgagee, chargeholder or encumbrancer obtains an agreement in writing in favour of the Royalty Holder from any subsequent purchaser or transferee of such mortgage, charge or encumbrance that such subsequent mortgagee, chargeholder or encumbrancer will be bound by the terms of this Agreement if it becomes an owner of the Aurizona Project Property, as the payor of the Royalty in the place and stead of the Royalty Payor, any then existing Project Charges granted to the Royalty Holder, or Intercreditor Agreement or, if applicable, or to the extent applicable, will enter into an Intercreditor Agreement.

7.2	Restricted Transfer Rights of the Royalty Payor

The Royalty Payor may only Transfer, in whole or in part, its direct or indirect interest in MASA or its respective Affiliates that hold an interest in the Aurizona Project Property if the following conditions are satisfied:

(a)	the Royalty Payor provides the Royalty Holder with at least 20 days’ written notice of the Royalty Payor’s intent to Transfer;

(b)	any purchaser, merged company, transferee or assignee, as a condition to completion of the Transfer, agrees in writing in favour of the Royalty Holder to be bound by the terms of this Agreement, in the place and stead of the Royalty Payor, including without limitation, this section;

(c)	if requested by the Royalty Holder and at the option of the Royalty Holder, the group parent company of the purchaser, merged company, transferee or assignee, or such other entity reasonably acceptable to the Royalty Holder, shall have delivered to the Royalty Holder a guarantee of the obligations of the purchaser, merged company, transferee or assignee of the obligations under this Agreement, in form and substance satisfactory to the Royalty Holder, acting reasonably; and

(d)	any transferee of the Royalty Payor that is a mortgagee, chargeholder or encumbrancer obtains an agreement in writing in favour of the Royalty Holder from any subsequent purchaser or transferee of such mortgage, charge or encumbrance that such subsequent mortgagee, chargeholder or encumbrancer will be bound by the terms of this Agreement, as the guarantor hereunder in the place and stead of the Royalty Payor as well as any then existing Project Charges granted to the Royalty Holder or Intercreditor Agreement or to the extent applicable, will enter into an Intercreditor Agreement.

7.3	Transfer Rights of the Royalty Holder

The Royalty Holder shall have the right to Transfer or encumber, in whole or in part, its rights and obligations with respect to the Royalty under this Agreement to any Person upon the delivery to the Royalty Payor of ten Business Days’ prior written notice.

The Royalty Holder shall also have the right to assign this Agreement as collateral security on written notification to the Royalty Payor, subject to the relevant provisions of the Intercreditor Agreement, if any.

In the case of a Transfer of the Royalty under this Agreement if such other Person has agreed in writing with the Royalty Payor to be bound by such transferred obligations under this Agreement, the Royalty Holder shall be released from the transferred obligations under this Agreement.

7.4	Project Financing of the Royalty Payor

The Royalty Payor covenants to and in favour of the Royalty Holder that the terms of any project financing or any debt financing arranged by the Royalty Payor or any of its Affiliates shall clearly recognize the Royalty and this Royalty Agreement such that the agreement will not allow for the lenders to prohibit or interfere with any Royalty payments due to the Royalty Holder hereunder or allow for cash sweeps or payments of excess cash flow to the lenders in priority to any Royalty payments due to the Royalty Holder hereunder.

ARTICLE 8
DISPUTE RESOLUTION

8.1	Arbitration

In the event of a dispute in relation to this Agreement, including without limitation, the existence, validity, performance, breach or termination hereof or any matter arising hereunder, including whether any matter is subject to arbitration, the Parties agree to negotiate diligently and in good faith in an attempt to resolve such dispute. Failing resolution satisfactory to a Party, within ten days after the time frame specified herein or if no time frame is specified within ten days after the delivery of notice by a Party of the said dispute, which shall be after the dispute remains open for a period of 90 days, a Party may request that the dispute be resolved by arbitration which shall be binding. Notwithstanding the foregoing, if a Party shall fail to participate in any matters related to the binding arbitration process to the reasonable satisfaction of any other Party, then the said other Party shall have the right to initiate proceedings in a court of competent jurisdiction in the Province of British Columbia and the court proceedings shall replace and be in substitution for any and all rights in respect of binding arbitration as set forth in this Article 8.

8.2	Arbitration Procedure

The binding arbitration referred to in Section 8.1 shall be conducted in English, in Vancouver, British Columbia, pursuant to the domestic commercial arbitration rules of the British Columbia International Commercial Arbitration Centre (the “BCICAC”). For the purposes of this section, the Royalty Payor and MASA shall be considered to be one Party. The appointing authority shall be the BCICAC and the case shall be administered by the BCICAC in accordance with its Domestic Commercial Arbitration Rules of Procedure, subject to the following:

(a)	To demand arbitration, a Party (the “Demanding Party”) shall give written notice (the “Dispute Notice”) to the other Party (the “Responding Party”), which Dispute Notice shall toll the running of any applicable limitations of actions by law or under this Agreement. The Dispute Notice shall specify the nature of the allegation and the issues in dispute, the amount or value involved (if applicable) and the remedy requested. Within 15 Business Days after receipt of the Dispute Notice, the Responding Party shall answer the demand in writing, responding to the allegations and issues that are disputed.

(b)	The Demanding Party and the Responding Party shall mutually agree upon one single qualified arbitrator within seven Business Days after the Responding Party’s answer, failing which either the Demanding Party or the Responding Party may request the BCICAC to appoint one qualified arbitrator within five Business Days after the Responding Party’s answer. The arbitrator shall be a disinterested person qualified by experience to hear and determine the issues to be arbitrated.

(c)	No later than 15 Business Days after hearing the representations and evidence of the Parties, the arbitrator shall make its determination in writing in English and shall deliver one copy to the Parties. The written decision of the arbitrator shall be final and binding upon the Parties in respect of all matters relating to the arbitration, the procedure, the conduct of the Parties during the proceedings and the final determination of the issues in the arbitration. There shall be no appeal from the determination of the arbitrator to any court. The decision rendered by the arbitrator may be entered into any court for enforcement purposes.

(d)	The arbitrator may determine all questions of law and jurisdiction (including questions as to whether or not a dispute is arbitratable) and all matters of procedure relating to the arbitration.

(e)	The arbitrator shall have the right to grant legal and equitable relief and to award costs (including reasonable legal fees and the costs of arbitration) and interest. The costs of any arbitration shall be borne by the Parties in the manner specified by the arbitrator in its determination, if applicable. The arbitrator may make an interim order, including injunctive relief and other provisional, protective or conservatory measures, as well as orders seeking assistance from a court in taking or compelling evidence or preserving and producing documents regarding the subject matter of the dispute.

(f)	All papers, notices or process pertaining to an arbitration hereunder may be served on a Party as provided in this Agreement.

(g)	The Parties agree to treat as Confidential Information, in accordance with the provisions of section 11.2, the following: the existence of the arbitral proceedings; written notices, pleadings and correspondence in relation to the arbitration; reports, summaries, witness statements and other documents prepared in respect of the arbitration; documents exchanged for the purposes of the arbitration; and the contents of any award or ruling made in respect of the arbitration. Notwithstanding the foregoing part of this section, a Party may disclose such Confidential Information in judicial proceedings to enforce, nullify, modify or correct an award or ruling and as permitted under section 11.2 or where that disclosure is necessary to comply with its disclosure obligations and requirements under any securities law, rules or regulations or stock exchange listing agreements.

ARTICLE 9
Operation of the Aurizona Project Property

9.1	Royalty Payor to Determine Operations

The Royalty Payor, directly or through its Affiliates, will have complete discretion concerning the nature, timing and extent of all exploration, development, mining and other operations conducted on or for the benefit of the Aurizona Project Property and may suspend operations and production on the Aurizona Project Property at any time it considers prudent or appropriate to do so.

The Royalty Payor, directly or through its Affiliates, may, but will not be obligated to treat, mill, heap leach, sort, concentrate, refine, smelt, or otherwise process, beneficiate or upgrade the ores, concentrates, and other Product at sites located on or off the Aurizona Project Property, prior to sale, transfer, or conveyance to a purchaser, user, or consumer.

The Royalty Payor, directly or through its Affiliates, shall be entitled to temporarily stockpile, store or place ores, concentrates or other Products produced from the Aurizona Project Property in any locations owned, leased, rented or otherwise controlled by the Royalty Payor or its Affiliates, provided the same are appropriately identified as to ownership and origin and secured from loss, theft, tampering and contamination.

The Royalty Payor will owe the Royalty Holder no duty to explore, develop or mine the Aurizona Project Property, or to do so at any rate or in any manner other than that which the Royalty Payor may determine in its sole and unfettered discretion.

For greater certainty, any items not listed here are decisions by the Royalty Payor in the normal course of business and practices and are at the complete discretion of the Royalty Payor.

9.2	Commingling

Commingling of Products from the Aurizona Project Property with other ores, doré, concentrates, metals, minerals or mineral by-products produced elsewhere is not permitted without the prior consent of the Royalty Holder.

ARTICLE 10
event of default

10.1	Event of Default

There shall be deemed to have occurred an event of default (the “Event of Default”) under this Agreement if any of the following events shall have occurred:

(a)	the Royalty Payor shall have failed to make a payment of the Royalty within 30 days after the same has become due;

(b)	the Royalty Holder shall not have received proof to its satisfaction, acting reasonably, that Project Charges have been filed, registered, notarized or recorded and perfected pursuant to the provisions of either section 4.4 or 4.5;

(c)	once the Project Charges have been filed, registered, notarized or recorded pursuant to the provisions of section 4.4 and 4.5, the Project Charges shall cease to be filed, registered notarized, recorded and perfected as first ranking senior security, subject only to the Existing Encumbrances prior to the Royalty Effective Date and the Permitted Encumbrances, for any reason whatsoever, save and except for a subordination to the Senior Lender (or another lender accepted by the Royalty Holder) that is contemplated by and the subject matter of a duly executed Intercreditor Agreement; or

(d)	there shall occur an event of default under any of the Restructuring Documents that has not been remedied in accordance with the terms of any such agreement.

For greater certainty, the Royalty Holder shall have the right to waive the Event of Default, all without prejudice to any and all of its rights under this Agreement.

ARTICLE 11
MISCELLANEOUS

11.1	Other Activities and Interests

This Agreement and the rights and obligations of the Parties hereunder are strictly limited to the Aurizona Project Property. Each Party will have the free and unrestricted right to enter into, conduct and benefit from any and all business ventures of any kind whatsoever, whether or not competitive with the activities undertaken pursuant hereto, without disclosing such activities to the other Party or inviting or allowing the other Party to participate therein including activities involving mineral claims or mineral leases adjoining the Aurizona Project Property.

11.2	Confidentiality

All information, data, reports, records, analyses, economic and technical studies and test results relating to the Aurizona Project Property and the activities of the Royalty Payor and its Affiliates or any other party thereon and the terms and conditions of this Agreement, all of which will hereinafter be referred to as “Confidential Information,” will be treated by the Royalty Holder as confidential and will not be disclosed to any person not a party to this Agreement, except in the following circumstances:

(a)	each Party may disclose Confidential Information to its auditors, legal counsel, tax and financial advisors, institutional lenders, brokers, underwriters and investment bankers, provided that such non-party users are advised of the confidential nature of the Confidential Information, undertake to the other Party to maintain the confidentiality thereof and are strictly limited in their use of the Confidential Information to those purposes necessary for such non-party users to perform the services for which they were retained by the applicable Party;

(b)	the Royalty Holder may disclose Confidential Information to prospective purchasers of the Royalty Holder’s right to receive the Royalty, provided that each such prospective purchaser first agrees in writing with the Royalty Payor to hold such information confidential in accordance with this section and to use it exclusively for the purpose of evaluating its interest in purchasing such right;

(c)	the Royalty Holder may disclose Confidential Information where that disclosure is necessary to comply with its disclosure obligations and requirements under any securities law, rules or regulations or stock exchange listing agreements, policies or requirements or in relation to proposed credit arrangements, and the Royalty Payor agrees to provide to the Royalty Holder all such information as the Royalty Holder, acting reasonably, determines is necessary or desirable to fulfill the Royalty Holder’s disclosure obligations and requirements under applicable securities laws, provided that prior to making any such disclosure the Royalty Holder shall give the Royalty Payor three Business Days’ prior written notice and the opportunity to comment on such disclosure; or

(d)	with the prior written approval of the Royalty Payor.

Any Confidential Information that becomes a part of the public domain by no act or omission in breach of this section will cease to be confidential information for the purposes of this section. The Royalty Holder agrees that any Confidential Information it discloses under section 11.2(c) shall be accompanied by public-company standard disclaimers regarding reliance on forward-looking statements.

11.3	No Partnership

This Agreement is not intended to, and will not be deemed to, create any partnership relation between the Parties, including without limitation, a joint venture, mining partnership or commercial partnership. Nothing herein contained will be deemed to constitute a Party the partner, agent, joint venturer or legal representative of the other Party.

11.4	Rule Against Perpetuities

In the event a court of competent jurisdiction determines that any provision of this Agreement violates the statutory or common law Rule Against Perpetuities, then such provision shall automatically be revised and reformed as necessary to comply with the Rule Against Perpetuities and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

11.5	No Waivers

No waiver of or with respect to any term or condition of this Agreement shall be effective unless it is in writing and signed by the waiving Party, and then such waiver shall be effective only in the specific instance and for the purpose for which given. No course of dealing between the Parties, nor any failure to exercise, nor any delay in exercising, on the part of a Party hereunder, any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any specific waiver of any right, power or privilege hereunder preclude any other or further exercise thereof of the exercise of any other right, power or privilege.

11.6	Time of the Essence

Time shall be of the essence in the performance of any and all of the obligations of the Parties hereunder, including without limitation, the payment of monies.

11.7	Further Assurances

Each Party will, at the request of the other Party and at the requesting Party’s expense, execute all such documents and take all such actions as may be reasonably required to effect the purposes and intent of this Agreement.

11.8	Entire Agreement

This Agreement, including the Schedules hereto, constitutes the entire agreement of the Parties with respect to the subject matter hereof, all previous agreements and promises in respect thereto being hereby expressly rescinded and replaced hereby. No modification or alteration of this Agreement will be effective unless in writing executed subsequent to the date hereof by the Parties. No prior written or contemporaneous oral promises, representations or agreements are binding upon the Parties. There are no implied covenants contained herein.

11.9	Notice

Any notice, demand, consent or other communication (an “Agreement Notice”) given or made under the Agreement:

(a)	must be in writing and signed by a person duly authorised by the sender;

(b)	must be delivered to the intended recipient by hand, by overnight courier, or fax or email to the address or fax number below or the address, email address or fax number last notified by the intended recipient to the sender:

If to the Royalty Payor:

8th Floor – 543 Granville Street
Vancouver, BC V6C 1X8

Attention: Chief Executive Officer

Fax No.: (604) 558-0561

Email:  marc.leduc@lunagold.com

With a copy to:

Blake, Cassels & Graydon LLP
2600 – 595 Burrard Street
Vancouver, BC V7X 1L3

Attention: Steven McKoen

Fax No.: (604) 631-3309

Email:   steven.mckoen@blakes.com

If to the Royalty Holder, to:

Suite 1400, 400 Burrard Street

Vancouver, BC V6C 3A6

Attention: President and Chief Executive Officer

Fax No.: (604) 689-7317

Email:     NWatson@sandstormltd.com

with a copy to:

Cassels Brock & Blackwell LLP
Suite 2200, HSBC Building
885 West Georgia Street
Vancouver, BC V6C 3E8

Attention: Jennifer Traub
Fax No.: (604) 691-6120
Email:     jtraub@casselsbrock.com

(c)	will be deemed to be duly given or made when delivered;

but if the result is that an Agreement Notice would be deemed to be given or made on a day which is not a Business Day in the place to which the Agreement Notice is sent or is later than 4:00 pm (local time) it will be deemed to have been duly given or made at the commencement of business on the next Business Day in that place.

11.10	Counterparts

This Agreement may be executed in multiple counterparts, by original, pdf or facsimile signature, each of which will constitute an original, but all of which together will constitute one and the same instrument.

11.11	Parties in Interest

This Agreement will enure to the benefit of and be binding on the Parties and their respective successors and permitted assigns.

[signature blocks appear on next page]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.

LUNA GOLD CORP.

Per:	/s/ Duane Lo
Authorized Signing Officer

MINERACAO AURIZONA S.A.

Per:	/s/ Douglas Meirelles
Authorized Signing Officer

SANDSTORM GOLD (CANADA) LTD.

Per:	/s/ Nolan Watson
Authorized Signing Officer

SCHEDULE “A”

aURIZONA PROJECT Property

COORDINATES

The Aurizona Project Property shall include all the land covered by the mining claims, permits and licenses owned or held by MASA and listed in this Schedule “A”, regardless of the status or type of such licenses. For clarity, if the Royalty Payor or an affiliate drops any of these claims, permits or licenses and then re-stakes or reacquires the property in any form, such property would be included in this definition. In addition, if there are any changes to the status or type of any of these claims, permits or licenses, such properties would continue to be included in this definition.

Claim number:	800.256/1978
Area Size (ha):	9981,48
Minimum altitude (m):	0	Maximum altitude (m):	0
Geographic reference point - LAT :	-01°34'20''000	Geographic reference point - LONG:	-45°47'04''400
Geographic reference point description:	CONFLUENCE BETWEEN DUAS ANTAS RIVER AND MARACACUME RIVER	Geographic reference point VECTOR LENGTH (m):	23.505
Geographic reference point angle:	02°08'00''000	VECTOR DIRECTION:	NE

Claim number:	806.042/2003
Area Size (ha):	10.000
Minimum altitude (m):	0	Maximum altitude (m):	0
Geographic reference point - LAT :	-01°34'20''000	Geographic reference point - LONG:	-45°47'04''400
Geographic reference point description:	CONFLUENCE BETWEEN DUAS ANTAS RIVER AND MARACACUME RIVER	Geographic reference point VECTOR LENGTH (m):	25.207
Geographic reference point angle:	21°43'59''997	VECTOR DIRECTION:	NW

COORDINATES

Claim number:	806.195/2007
Area Size (ha):	247,73
Minimum altitude (m):	0	Maximum altitude (m):	0
Geographic reference point - LAT :	-01°15'56''100	Geographic reference point - LONG:	-45°47'04''000
Geographic reference point description:	First vertex of the area.	Geographic reference point VECTOR LENGTH (m):	0
Geographic reference point angle:	00	VECTOR DIRECTION:	N

COORDINATES

Claim number:	806.111/1996
Área Size (ha):	150
Minimum altitude (m):	0	Maximum altitude (m):	0
Geographic reference point - LAT :	-01°34'20''000	Geographic reference point - LONG:	-45°47'04''400
Geographic reference point description:	CONFLUENCE BETWEEN DUAS ANTAS RIVER AND MARACACUME RIVER	Geographic reference point VECTOR LENGTH (m):	31.747
Geographic reference point angle:	08°15'59''999	VECTOR DIRECTION:	NE

COORDINATES

SCHEDULE “B”

DESCRIPTION OF PROJECT CHARGES

1.	Gold Pledge Agreement providing security in all gold of MASA, whether refined or not (governed by Brazil law).

2.	Mineral Rights Pledge Agreement providing security in the mineral rights and permits of MASA as well as certain of its equipment (governed by Brazil law).

3.	Machinery and Equipment Pledge Agreement providing security in certain machinery and equipment of MASA (governed by Brazil Law).

4.	A pledge by the Royalty Payor in accordance with requisite laws of Brazil and Ontario of all of the shares and/or quotas now or hereafter owned by the Royalty Payor in its subsidiaries and all intercorporate debt owing to the Royalty Payor by its subsidiaries.

5.	A pledge by MASA in accordance with requisite laws of Brazil and Ontario of all intercorporate debt owing to MASA by the Royalty Payor and its affiliates.

Schedule “C”

Historical Allowable Deductions Calculation

[REDACTED]

Schedule “D”

Permitted Encumbrances

“Permitted Encumbrances” means any one or more of the following with respect to the property and assets of the Royalty Payor and its Affiliates:

(a)	Encumbrances arising under the Senior Lender Security Documents (as defined in the Intercreditor Agreement);

(b)	Encumbrances arising under the Project Charges;

(c)	Encumbrances for taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested diligently and in good faith by appropriate proceedings and as to which adequate reserves are being maintained in accordance with generally accepted accounting principles;

(d)	the Encumbrance of any judgment rendered by a court of competent jurisdiction which is being contested diligently and in good faith by appropriate proceedings, as to which adequate reserves are being maintained in accordance with generally accepted accounting principles;

(e)	Encumbrances and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested diligently and in good faith by appropriate proceedings and as to which adequate reserves are being maintained in accordance with generally accepted accounting principles;

(f)	restrictions, easements, rights of way, servitudes or other similar rights in land granted to or reserved by other persons which in the aggregate do not materially impair the usefulness, in the operation of the business of the Royalty Payor or an Affiliate of the property subject to such restrictions, easements, rights of way, servitudes or other similar rights in land granted to or reserved by other persons;

(g)	the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by the Royalty Payor or an Affiliate or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(h)	the Encumbrance resulting from the deposit of cash or securities (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, letters of credit, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Encumbrances or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens or construction and mechanics’ and other similar Encumbrances arising in the ordinary course of business of the Royalty Payor or an Affiliate;

(i)	security given to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of the Royalty Payor or an Affiliate, all in the ordinary course of business;

(j)	the reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from Brazil or other official body which in the aggregate do not materially affect the use of the affected land for the purpose for which it is used by the Royalty Payor or an Affiliate;

(k)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held by the Royalty Payor or an Affiliate;

(l)	applicable municipal and other governmental restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held by the Royalty Payor or an Affiliate;

(m)	Encumbrances on minerals or the proceeds of sale of such minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing the payment of the Royalty Payor or the Affiliate’s portion of the fees, costs and expenses attributable to the processing of such minerals under any such processing or refining arrangement, but only insofar as such Encumbrances relate to obligations which are at such time not past due;

(n)	Encumbrances securing indebtedness to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired by the Royalty Payor or an Affiliate provided that, at any particular time, the aggregate amount of all such Indebtedness does not exceed $2,000,000;

(o)	the extension or renewal of any Permitted Encumbrance, provided that the amount secured thereby does not exceed the original amount secured immediately prior to such extension or renewal and the Encumbrance is not extended to any additional property; and

(p)	the Existing Encumbrances.

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